Exhibit (e)(18)

CERNER EXECUTIVE SEVERANCE AGREEMENT

This Cerner Executive Severance Agreement (this “Executive Severance Agreement”), effective as of December 14, 2017 (the “Effective Date”), is a supplement to and amendment of the employment agreement dated July 14, 2003 between Travis S. Dalton (“you”/“your”) and Cerner Corporation, a Delaware corporation (“Cerner”).

RECITALS

A.

You are the Senior Vice President & General Manager, Federal Government of Cerner and have been employed by Cerner since August 6, 2001. You have been the Senior Vice President & General Manager, Federal Government of Cerner since October 1, 2017.

B.	You entered into an employment agreement with Cerner dated August 6, 2001 (your “Employment Agreement”) and a mutual arbitration agreement with Cerner dated November 23, 2015.

C.	You and Cerner wish to amend your Employment Agreement by adding contractual severance terms as set forth in this Executive Severance Agreement.

D.

In consideration for your continuing employment with Cerner, the restricted stock granted to you on December 14, 2017, the potential severance payments and potential acceleration of the vesting of outstanding equity incentive awards described herein, the potential benefits to you in the event of a Change in Control, and other good and valuable consideration, the receipt and sufficiency of which you and Cerner hereby acknowledge, you and Cerner hereby agree to the following supplemental terms and conditions to your Employment Agreement.

E.	Definitions of capitalized terms used but not otherwise defined herein can be found in Appendix A.

AGREEMENT

In consideration of the mutual covenants, promises, and obligations set forth herein, the parties agree to amend and supplement your Employment Agreement as follows:

1.	PARAGRAPH 2 MODIFICATION. Paragraph 2 of your Employment Agreement is deleted in its entirety and replaced with the following:

2.	EMPLOYMENT RELATIONSHIP; SEVERANCE AND BENEFITS.

A.

Type. To the extent permitted by law, your employment relationship with Cerner is “at will,” which means that you may resign from Cerner at any time, for any reason or for no reason at all, and without advance notice (except as described below). It also means that Cerner may terminate your employment at any time - for any legally permitted reason or for no reason at all and without advance notice, subject to Cerner’s potential obligations to you under Paragraph 2.C below.

B.	Resignation and Termination.

1.

Termination by Cerner. Cerner may terminate your employment (i) at any time with or without Cause, or (ii) upon your Disability. Your employment with Cerner shall be deemed automatically terminated upon your death. Upon a termination of your employment by Cerner with Cause, due to your death or on account of Disability (each an “Ineligible Severance Event”), Cerner shall pay you within thirty (30) days following your last day of employment (x) any accrued but unpaid base salary, (y) any owed reimbursements for unreimbursed business expenses properly incurred by you prior to your termination date, which shall be subject to and paid in accordance with Cerner’s expense reimbursement policy; and (z) such employee benefits (including equity compensation or cash bonuses earned as of the termination date but not yet paid), if any, to which you may be entitled under Cerner’s employee benefit plans as of your termination date; provided that, in no event shall you be entitled to any payments in the nature of any other severance or termination payments (such as under Cerner’s Enhanced Severance Pay Plan). Those amounts described in this Paragraph 2.B.1 (x), (y) and (z) are referred to herein collectively as the “Accrued Amounts.” Payment upon termination of your employment by Cerner for any reason other than an Ineligible Severance Event is covered by Paragraph 2.C.

2.

Termination by You. You may resign from your employment with Cerner at any time upon written notice to Cerner of your intention to resign from employment. Any resignation notice must be submitted to Cerner at least thirty (30) days prior to your intended last day of employment. Cerner, however, reserves the right either to accelerate your last day of employment or to allow your intended last day of employment to stand. If you resign with fewer than thirty (30) days’ notice, or if you actually leave Cerner’s employ prior to expiration of the notice period without the permission of Cerner, then you agree that (to the extent permitted by law) no Accrued Amounts from the date you submitted your resignation notice to your last day of employment will be owed or paid to you by Cerner. All other Accrued Amounts will be paid. You may also terminate your employment hereunder upon written notice to Cerner in the event of a Constructive Termination (before a Change in Control) or for Good Reason (after a Change in Control) and, subject to you satisfying your obligations under Paragraph 2.C.3 (Severance Agreement and Release), be entitled to certain severance and benefit compensation as provided in Paragraph 2.C.

You agree to report to Cerner the identity of your new employer (if any) and the nature of your proposed duties for that employer.

C.	Severance and Benefits.

1.

Non-Change in Control - Termination by Cerner for other than an Ineligible Severance Event or Resignation following Constructive Termination. Subject to you satisfying your obligations under Paragraph 2.C.3. (Severance Agreement and Release), if, prior to a Change in Control or at any time after twelve (12) months following a Change in Control, (i) Cerner terminates your employment other than in connection with an Ineligible Severance Event or (ii) you resign from employment following a Constructive Termination, Cerner will within sixty (60) days (or later if required by Code Section 409A) of your termination of employment:

a.	Pay you your Accrued Amounts; and

b.

Commence severance payments to you equal to the sum of (i) one and one-half (1.5) year’s base salary (based on your annual base salary at the time of your termination), plus (ii) one and one-half (1.5) times the average annual cash bonus you received from Cerner during the three (3) years preceding the termination of your employment, less (iii) normal tax and payroll deductions. Such severance pay will be payable pro rata during the eighteen (18) month severance term on Cerner’s regular paydays; and

c.

Commence payments to you having an aggregate value equal to eighteen (18) times the difference between the monthly COBRA continuation premium cost to cover you and your dependents (to the extent covered under Cerner’s health, vision and dental the plans on the date of your termination of employment) under Cerner’s health, vision and dental plans in effect as of the date of your termination and the monthly amount you were paying for such coverage at the effective date of your termination. Such payments will be payable pro rata during the eighteen (18) month severance term on Cerner’s regular paydays. Notwithstanding the foregoing, if Cerner making payments under this Paragraph 2.C.1.c would violate the nondiscrimination rules applicable to non-grandfathered plans under the Affordable Care Act or result in the imposition of penalties under the Affordable Care Act, the parties agree to reform this Paragraph 2.C.1.c in a manner as is necessary to comply with the Affordable Care Act; and

d.

With respect to outstanding equity awards, fully vest and, if applicable pay or deliver immediately, or a later date in conformity with Code Section 409A, any shares or other property relating to any equity incentive awards granted to you under any Cerner equity incentive plans after June 1, 2005. For purposes of this Paragraph 2.C.l.d, any performance-based award shall become vested or settled assuming an “at-target” level of goal achievement had been attained.

2.

Change in Control - Termination by Cerner for other than an Ineligible Severance Event or Resignation for Good Reason. Subject to you satisfying your obligations under Paragraph 2.C.3 (Severance Agreement and Release), if there is a Change in Control of Cerner and within twelve (12) months following the date such Change in Control becomes effective Cerner terminates your employment for any reason other than on account of an Ineligible Severance Event or you resign from employment with Good Reason, then Cerner will, within sixty (60) days (or later if required by Code Section 409A) of your termination of employment:

a.	Pay you your Accrued Amounts;

b.

Commence severance payments to you equal to the sum of (i) one and one-half (1.5) years’ base salary (based on your annual base salary at the time of your termination or resignation), plus (ii) one and one-half (1.5) times the average annual cash bonus you received from Cerner during the three (3) years preceding the termination or resignation of your employment, less (iii) normal tax and payroll deductions. Such severance pay will be payable in lump sum within sixty (60) days of the effective date of the termination of your employment;

c.

Commence payments to you having an aggregate value equal to eighteen (18) times the difference between the monthly COBRA continuation premium cost to cover you and your dependents (to the extent covered under Cerner’s health, vision and dental plans on the date of your termination of employment) under Cerner’s health, vision and dental plans in effect as of the date of your termination and the monthly amount you were paying for such coverage at the effective date of your termination. Such payments will be payable pro rata during the eighteen (18) month severance term on Cerner’s regular paydays. Notwithstanding the foregoing, if Cerner’s making payments under this Paragraph 2.C.2.c would violate the nondiscrimination rules applicable to non-grandfathered plans under the Affordable Care Act or result in the imposition of penalties under the Affordable Care Act, the parties agree to reform this Paragraph 2.C.2.c in a manner as is necessary to comply with the Affordable Care Act; and

d.	Fully vest all outstanding unvested equity incentive awards granted to you under any Cerner equity incentive plans after June 1, 2005. For purposes of this Paragraph 2.C.2.d, any performance-based award shall become vested or settled assuming an “at-target” level of goal achievement had been attained.

3.

Severance Agreement and Release. As a condition to your receiving severance in accordance with this Paragraph 2.C, upon your resignation or the termination of your employment, you agree to promptly execute and not revoke a written severance agreement, which release will be provided to you within ten (10) days of your termination date, containing normal and customary provisions, including but not limited to, a release releasing Cerner from any claims against Cerner related to your employment with Cerner that you might have at the time of or following the termination of your employment, and reasonable and customary representations and warranties.

4.

Forfeiture and Reimbursement. Further, notwithstanding anything to the contrary in this Executive Severance Agreement, if you breach any confidentiality, non-competition or other material provision in your Employment Agreement following the termination of your employment with Cerner, Cerner’s obligation, if applicable, to deliver severance payments and benefits to you under this Paragraph 2.C, and the vesting of any equity incentive awards described in this Paragraph 2.C, will cease immediately, you will reimburse Cerner the amount of severance payments delivered to you by Cerner prior to such breach by you, and you will forfeit to Cerner all equity incentive awards (or the proceeds of exercised awards) that vested based on or after such termination of your employment and prior to your breach.

5.

ERISA Claims Review Procedures. To the extent any severance payments described in this Paragraph 2.C are covered by the Employee Retirement Income Security Act of 1974, as amended, Claims Review Procedures are available from Cerner.

6.	Compliance with Section 409A.

a.

General Compliance. This Executive Severance Agreement and any severance payments contemplated to be made hereunder is intended to comply with Section 409A or an exemption thereunder and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provision of this Executive Severance Agreement, payments provided under this Executive Severance Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this Executive Severance Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible.

For purposes of Section 409A, each installment payment provided under this Executive Severance Agreement shall be treated as a separate payment. Any payments to be made under this Executive Severance Agreement upon a termination of employment shall only be made upon a “separation from service” under Section 409A. Notwithstanding the foregoing, Cerner makes no representations that the payments and benefits provided under this Executive Severance Agreement comply with Section 409A, and in no event shall Cerner be liable for all or any portion of any taxes, penalties, interest, or other expenses that may be incurred by you on account of non-compliance with Section 409A.

b.

Specified Employees. Notwithstanding any other provision of this Executive Severance Agreement, if any payment or benefit provided to you in connection with your termination of employment is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and you are determined to be a “specified employee” as defined in Section 409A(a)(2)(b)(i), then such payment or benefit shall not be paid until the first payroll date to occur following the six-month anniversary of the your termination date or, if earlier, on your death (the “Specified Employee Payment Date”). The aggregate of any payments that would otherwise have been paid before the Specified Employee Payment Date shall be paid to you in a lump sum on the Specified Employee Payment Date and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule.

c.	Reimbursements. To the extent required by Section 409A, each reimbursement or in-kind benefit provided under this Executive Severance Agreement shall be provided in accordance with the following:

i.

the amount of expenses eligible for reimbursement, or in-kind benefits provided, during each calendar year cannot affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year;

ii.	any reimbursement of an eligible expense shall be paid to you on or before the last day of the calendar year following the calendar year in which the expense was incurred; and

iii.	any right to reimbursements or in-kind benefits under this Executive Severance Agreement shall not be subject to liquidation or exchange for another benefit.

D.

Partial Accelerated Vesting upon a Change in Control. In connection with a Change in Control, 50% of each outstanding and unvested equity incentive award granted to you under any Cerner equity incentive plan after June 1, 2005 and prior to the date of the Change in Control becomes effective will become vested on the date the Change in Control becomes effective. The remaining 50% of each such outstanding equity incentive award that has not yet vested will continue to vest according to its vesting schedule (unless your employment is terminated for any reason other than in connection with an Ineligible Severance Event or you resign for Good Reason within twelve (12) months following the date the Change in Control becomes effective, in which case 100% of such award will become vested as provided above in Paragraph 2.C.2; or in the event your employment is terminated for any reason other than in connection with an Ineligible Severance Event or a Constructive Termination at any time after twelve (12) months following a Change in Control, in which case 100% of such award will become vested as provided above in Paragraph 2.C.1). For purposes of this Paragraph 2.D, any performance-based award which becomes 50% vested upon a Change in Control shall mean that an “at-target” level of goal achievement had been attained with respect to 50% of the award.

E.

Modified 280G Carve-Back, Notwithstanding anything contained in this Executive Severance Agreement to the contrary, if on an after-tax basis the aggregate payments and benefits paid pursuant to Paragraph 2.C.2 or Paragraph 2.D would be larger if the portion of such payments and benefits constituting “parachute payments” under Code Section 280G were reduced by the minimum amount necessary to avoid the imposition of the excise tax under Code Section 4999, then such payments and benefits shall be reduced by the minimum amount necessary to avoid such excise tax. Any such reduction shall occur in a manner that maximizes your economic position. In applying this principle, the reduction shall be made in a manner consistent with the requirements of Section 409A, and where two economically equivalent amounts are subject to reduction but payable at different times, such amounts shall be reduced on a pro rata basis but not below zero. Any determination required under this Paragraph 2.E shall be made in writing in good faith by an accounting firm selected by Cerner, which is reasonably acceptable to you (the “Accountants”). Cerner and you shall provide the Accountants with such information and documents as the Accountants may reasonably request in order to make a determination under this Paragraph 2.E. Cerner shall be responsible for all fees and expenses of the Accountants.

F.

409(a) Modifications. Notwithstanding anything to the contrary herein, Cerner may modify your Employment Agreement and this Executive Severance Agreement from time to time without your consent if Cerner’s legal counsel deems doing so to be advisable to comply with Section 409A of the Code and you agree that any such modifications shall be binding upon you.

G.	Relocation. Cerner may pay or reimburse you for certain reasonable costs associated with any relocation required by Cerner in conjunction with a position with Cerner pursuant to the terms of Cerner’s published relocation policy, as may be amended from time to time. In the event that Cerner pays or reimburses you for any relocation costs, you agree to repay such sums to Cerner in accordance with the terms of the relocation policy in effect at the time of your move if (i) you voluntarily resign from employment with Cerner for any reason within two (2) years of the date your relocation is complete or (ii) Cerner terminates your employment due to your dishonesty, illegal conduct or breach of Cerner’s policies or this Agreement within two (2) years of the date your relocation is complete. You further agree that Cerner may, at its discretion, deduct from your paycheck(s), including your final paycheck, any such sums required to be repaid under this provision and that you will repay Cerner any outstanding balance owed within 30 days of your employment termination. Regardless of the duration stated herein, nothing contained in this provision shall create employment for a definite term or otherwise modify the parties “at will” relationship set forth in Paragraph 2.A of this Agreement.

H.

Other Assistance. Cerner may pay or reimburse you for certain reasonable costs associated with Other Assistance Programs in which Cerner provides assistance, pursuant to the terms of such Other Assistance Programs’ policies, as may be amended from time to time. In the event that Cerner pays or reimburses you for any costs associated with such Other Assistance Programs, you agree to repay such sums to Cerner in their entirety if (i) you voluntarily resign from employment with Cerner for any reason within the time period specified in the policy pertaining to applicable program(s), or (ii) Cerner terminates your employment due to your dishonesty, illegal conduct or breach of Cerner’s policies or this Agreement within the time specified in the policy pertaining to applicable program(s). You further agree that Cerner may, at its discretion, deduct from your paycheck(s), including your final paycheck, any such sums required to be repaid under this provision and that you will repay Cerner any outstanding balance owed within 30 days of your employment termination. Regardless of the duration stated herein, nothing contained in this provision shall create employment for a definite term or otherwise modify the parties “at will” relationship set forth in Paragraph 2.A of this Agreement.

I.

Sales Associate/Cerner Consulting Provisions. If you are employed by Cerner in a sales capacity or in certain Cerner Consulting roles, additional provisions incorporated as Attachment IV to this Agreement are applicable to your employment relationship.

2.	PARAGRAPH 3 MODIFICATION. The following is added to Paragraph 3 of your Employment Agreement:

Nothing in this paragraph (i) prohibits you from using or disclosing Confidential Information in connection with reporting possible violations of law or regulation to any governmental agency or entity or attorney in accordance with any whistleblower protection provisions of applicable law or regulation including 18 U.S.C. § 1833 or (ii) requires notification or prior approval by Cerner of any reporting described in clause (i). However, any disclosure must be made in accordance with the applicable law or regulation and in a manner that limits—to the furthest extent possible—disclosure of Confidential Information.

3.	ENTIRE AGREEMENT AND PRIOR AGREEMENTS.

We agree that your Employment Agreement, as amended by this Executive Severance Agreement, otherwise remains in full force and effect. This Executive Severance Agreement represents your entire agreement with Cerner concerning the subject matter hereof and cancels, terminates and supersedes any of your previous oral or written understandings or agreements with Cerner or with any director, officer or representative of Cerner with respect to the subject matter hereof. Without limitation, the severance benefits and payments eligible to be provided under this Executive Severance Agreement supersede and replace any benefits or payments you might otherwise be eligible to receive under your Employment Agreement, the Cerner Enhanced Severance Pay Plan, any successor thereto, or any other broad-based Cerner severance plan or policy which otherwise would be applicable to you.

This Cerner Executive Severance Agreement is executed as of this 14th day of December, 2017.

/s/ Travis S. Dalton
Travis S. Dalton

Cerner Corporation

By:	/s/ Julia M. Wilson
Julia M. Wilson
Executive Vice President and Chief People Officer

APPENDIX A

DEFINITION OF TERMS

CAUSE means your material breach of your Employment Agreement, fraud against Cerner, misappropriation of Cerner’s assets, dishonesty, embezzlement from Cerner, theft from Cerner, material neglect of your duties and responsibilities hereunder, your arrest and indictment for a crime involving drug abuse, violence, dishonesty or theft, your taking any action or omitting to take any action that results in a violation of the Sarbanes-Oxley Act of 2002, or any related statutes, laws or regulations or material breach of Cerner’s policies.

CHANGE IN CONTROL means:

(i) The acquisition by any individual, entity or group (a “Person”) within the meaning of Section 12(d)(3) or 13(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either: (A) the then outstanding shares of common stock of Cerner (the “Outstanding Cerner Common Stock”), or (B) the combined voting power of the then outstanding voting securities of Cerner entitled to vote generally in the election of directors (the “Outstanding Cerner Voting Securities”); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (X) any acquisition directly from Cerner, (Y) any acquisition by Cerner, or (Z) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by Cerner or any corporation controlled by Cerner; or

(ii) Individuals who, as of the date hereof, constitute the Cerner Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by Cerner’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of Cerner (a “Business Combination”), in each case, unless, following such Business Combination, (A), all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Cerner Common Stock and Outstanding Cerner Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of Cerner resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns Cerner or all or substantially all of Cerner’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Cerner Common Stock and Outstanding Cerner Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan (or related trust) of Cerner or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 35% or more of, respectively, the then outstanding shares of common stock of Cerner resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the Board of Directors of Cerner resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the board, providing for such Business Combination; or

(iv) Approval by the shareholders of Cerner of a complete liquidation or dissolution of Cerner.

CODE means the Internal Revenue Code of 1986, as from time to time amended.

CONSTRUCTIVE TERMINATION means the occurrence of any of the following without your consent: (1) a material, adverse change in your authority, position, duties, or responsibilities (other than temporarily while you are physically or mentally incapacitated or as required by applicable law) or reporting structure such that you no longer report to the Chief Executive Officer, President, Senior Vice President, Client Relationships or the Board of Directors, (2) a material reduction in your base salary or target bonus opportunity, (3) a relocation of the principal location at which you are required to perform your duties to more than twenty-five (25) miles from the Kansas City metropolitan area and which is adverse to you, or (4) any other action or inaction that constitutes a material breach by Cerner of your Employment Agreement. You cannot terminate your employment on account of a Constructive Termination unless you have provided written notice to Cerner of the existence of the circumstances providing grounds for termination on account of a Constructive Termination within thirty (30) days of the initial existence of such grounds and Cerner has had at least thirty (30) days from the date on which such notice is provided to cure such circumstances. If you do not terminate your employment on account of a Constructive Termination within ninety (90) days after the first occurrence of the applicable grounds, then you will be deemed to have waived your right to terminate on account of a Constructive Termination with respect to such grounds.

DISABILITY means a physical or mental illness, as determined by an accredited physician, which causes you to be unable to perform your duties hereunder for ninety (90) consecutive days, or for an aggregate of ninety (90) days during any period of twelve (12) consecutive months.

GOOD REASON means the occurrence of any of the following, without your consent: (1) a material, adverse change in your authority, duties, position or responsibilities (other than temporarily while you are physically or mentally incapacitated or as required by applicable law) or reporting structure such that you no longer report to the Chief Executive Officer, President, Senior Vice President, Client Relationships or the Board of Directors, (2) a material reduction in your base salary or target bonus opportunity, (3) a relocation of the principal location at which you are required to perform your duties to more than twenty-five (25) miles from the Kansas City metropolitan area and which is adverse to you, or (4) any other action or inaction that constitutes a material breach by Cerner of your Employment Agreement. You cannot terminate your employment on account of a Good Reason unless you have provided written notice to Cerner of the existence of the circumstances providing grounds for termination on account of a Good Reason within thirty (30) days of the initial existence of such grounds and Cerner has had at least thirty (30) days from the date on which such notice is provided to cure such circumstances. If you do not terminate your employment on account of a Good Reason within ninety (90) days after the first occurrence of the applicable grounds, then you will be deemed to have waived your right to terminate on account of a Good Reason with respect to such grounds.

January 11, 2021

Travis Dalton

Cerner Corporation

2800 Rockcreek Parkway

North Kansas City, MO 64117

Re: Amendment to your Executive Severance Agreement regarding treatment of future equity awards upon a Change in Control

Dear Travis,

In consideration for your continuing employment with Cerner and remaining eligible to be granted an equity incentive award under any Cerner equity incentive plan after the date hereof and other good and valuable consideration, you and Cerner hereby agree as follows:

1.

To amend Paragraphs 2.C.1 (titled Non-Change in Control – Termination by Cerner for other than an Ineligible Severance Event or Resignation following Constructive Termination) and 2.C.2 (titled Change in Control – Termination by Cerner for other than an Ineligible Severance Event or Resignation for Good Reason) of your Executive Severance Agreement as follows:

Paragraphs 2.C.1 and 2.C.2 shall be amended to provide for severance payments for twenty-four months. All references to “one and one-half (1.5)” shall be replaced with “two (2)” and all references to “eighteen (18)” shall be replaced with “twenty-four (24)”.

2.	To amend Paragraph 2.D of your Executive Severance Agreement (titled Partial Accelerated Vesting upon a Change in Control) as follows:

Paragraph 2.D shall apply only with respect to equity awards granted prior to January 1, 2021, and shall not apply to any awards granted after December 31, 2020.

3.	To replace subsections (1) and (2) under the definition of “Constructive Termination” with the following:

…(1) a material, adverse change in your authority, position, duties, or responsibilities (other than temporarily while you are physically or mentally incapacitated or as required by applicable law) or reporting structure such that you no longer report to the Chief Executive Officer, President or the Board of Directors, (2) a material reduction in your total target compensation (which equals the sum of your annual base salary, target annual bonus and ongoing annual equity grant), excluding any reduction related to a broader compensation reduction or redesign by Cerner that is not limited to you,…

4.	To replace subsections (1) and (2) under the definition of “Good Reason” with the following:

…(1) a material, adverse change in your authority, position, duties, or responsibilities (other than temporarily while you are physically or mentally incapacitated or as required by applicable law) or reporting structure such that you no longer report to the Chief Executive Officer, President or the Board of Directors, (2) a material reduction in your total target compensation (which equals the sum of your annual base salary, target annual bonus and ongoing annual equity grant), excluding any reduction related to a broader compensation reduction or redesign by Cerner that is not limited to you,…

Your Executive Severance Agreement otherwise remains in full force and effect. This amendment will become effective upon the last signature applied hereto.

Accepted and Agreed:

/s/ Tracy L. Platt
Tracy L. Platt, Executive Vice President and Chief Human Resources Officer

Date: February 19, 2021

/s/ Travis Dalton
Travis Dalton

Date: 1.13.21

CERNER ASSOCIATE EMPLOYMENT AGREEMENT

This Cerner Associate Employment Agreement describes the formal employment relationship between

Travis Dalton

ASSOCIATE (Print Name)

and Cerner Corporation, a Delaware corporation

This Agreement is effective on the 6th day of August, 2001.

1.	CERNER’S LETTER OFFERING EMPLOYMENT TO YOU.

At the time you accepted employment with Cerner, you received an offer letter outlining or confirming the specifics of Cerner’s offer of employment to you. The position, terms, compensation, benefits and other provisions of that offer letter represent the initial conditions of your Cerner employment. The offer letter is incorporated into this Agreement as Attachment I. Any amendments or changes to the offer letter are included as part of Attachment II to this Agreement, and supersede the terms in the offer letter. Cerner reserves the right to modify at anytime the conditions of your employment by Cerner.

2.	EMPLOYMENT RELATIONSHIP.

A.

Formation. By signing this Agreement, you represent that every material fact contained in your resume and application for employment with Cerner is true and accurate to the best of your knowledge and belief. You also agree that falsification of your resume or application is grounds for immediate discharge.

B.

Type. To the extent permitted by law, your employment relationship with Cerner is “at will”, which means that you may resign from Cerner at any time, for any reason, or for no reason at all, and without advance notice (except as described below). It also means that Cerner may terminate your employment at any time, for any legally permitted reason, or for no reason at all, and without advance notice.

C.

Resignation and Termination. You agree to cooperate with Cerner by participating fully in an exit interview in the event you leave the employ of Cerner. You agree to give Cerner written notice of your intention to resign from employment at least ten (10) business days prior to the last day you intend to work at Cerner. To facilitate the provisions of paragraphs 7 and 8 of this agreement, you also agree to report to Cerner, in conjunction with your written notice of intent, the identity of your new employer (if any) and the nature of your proposed duties for that employer. Cerner, however, reserves the right either to accelerate your intended effective termination date to an earlier actual date or to allow your intended effective termination date to stand.

TSD
Associate’s Initials

If you resign, however, with fewer than ten (10) business days notice, or if you actually leave Cerner’s employ prior to expiration of the ten business days notice period and without the permission of Cerner, then you agree that (to the extent permitted by law) no vacation pay, salary or other compensation otherwise due, from the date of your resignation notice until the time of your approved effective termination date, will be owed or paid to you by Cerner. Failure to provide a two week notice period may affect your future rehire ability with Cerner.

If Cerner terminates your employment (and unless the termination was due to your dishonesty, illegal conduct, or breach of Cerner’s policies or this Agreement), Cerner will pay you in conjunction with such termination the equivalent of up to two weeks base salary (exclusive of commissions, advances against commissions, bonus and other non-salary compensation and Associate benefits). This provision also applies if you give proper notice as outlined above and Cerner elects to accelerate your effective termination date to a date less than two weeks from the date of your notice.

In the event your termination occurs during a performance period associated with a documented bonus or incentive compensation plan, any final payments to you as a result of your participation in such plan will be determined by the documented procedures of the plan.

Cerner may pay or reimburse you for certain reasonable costs associated with any relocation required by Cerner in conjunction with a position with Cerner pursuant to the terms of Cerner’s published relocation policy, as may be amended from time to time. In the event that Cerner pays or reimburses you for any relocation costs, you agree to repay such sums to Cerner in their entirety if (i) you voluntarily resign from employment with Cerner for any reason within two (2) years of the date your relocation is complete or (ii) Cerner terminates your employment due to your dishonesty, illegal conduct, or breach of Cerner policy or this Agreement within two (2) years of the date your move is complete. You further agree that Cerner may, at its discretion, deduct from your paycheck(s), including your final paycheck, any such sums required to be repaid under this provision and that you will repay Cerner any outstanding balance owed within 30 days of your employment termination. Regardless of the duration stated herein, nothing contained in this provision shall create employment for a definite term or otherwise modify the parties “at will” relationship set forth in paragraph 2.B. of this Agreement.

Cerner may pay or reimburse you for certain reasonable costs associated with Other Assistance Programs in which Cerner provides assistance, pursuant to the terms of such Other Assistance Programs’ policies, as may be amended from time to time. In the event that Cerner pays or reimburses you for any costs associated with such Other Assistance Programs, you agree to repay such sums to Cerner in their entirety if (i) you voluntarily resign from employment with Cerner for any reason within the time specified in the policy pertaining to applicable program(s), or (ii) Cerner terminates your employment due to your dishonesty, illegal conduct, or breach of Cerner’s policies or this Agreement within the time specified in the policy pertaining to applicable program(s). You further agree that Cerner may, at its discretion, deduct from your paycheck(s), including your final paycheck, any such sums required to be repaid under this provision and that you will repay Cerner any outstanding balance owed within 30 days of your employment termination. Regardless of the duration stated herein, nothing contained in this provision shall create employment for a definite term or otherwise modify the parties “at will” relationship set forth in paragraph 2.B. of this Agreement.

In the event Cerner terminates your employment, Cerner reserves the right to set the effective date of such termination. Upon your resignation or the termination of your

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employment, you agree to promptly execute a Termination Statement in the form of Attachment III.

D.

SALES ASSOCIATE/CERNER CONSULTING PROVISIONS. If you are employed by Cerner in a sales capacity or in certain Cerner Consulting roles, additional provisions incorporated as Attachment IV to this Agreement are applicable to your employment relationship.

3.	AGREEMENT NOT TO DISCLOSE OR TO USE CONFIDENTIAL INFORMATION.

You agree that you will forever maintain the confidentiality of Confidential Information. You will never disclose Confidential Information except to persons who have both the right and need to know it, and then only for the purpose and in the course of performing Cerner duties, or of permitting or assisting in the authorized use of Cerner products and services. In the event your employment with Cerner terminates (voluntarily or involuntarily), you will promptly deliver to Cerner all Confidential Information, including any Confidential Information on any laptop, computer or other communication equipment used by you during your employment with Cerner.

The above statement includes an agreement to abide by Cerner’s internal security and privacy policies as well as all client security and privacy policies that are relevant to your job position. As an associate of a healthcare information technology provider, you may have access to confidential patient information, which may be protected by federal, state and/or local laws. You agree to maintain the confidentiality of all such confidential patient information, including but not limited to health, medical, financial or personal information, in any form, and you agree not to use any such information in any manner other than as expressly permitted by all applicable rules and regulations.

4.	NON-CERNER EMPLOYMENT.

Except for those part-time associates, hired to work less than 40 hours per week, employment at Cerner is a full-time responsibility. As a full-time associate, it is Cerner’s expectation that you devote your full time and attention to meet your Cerner responsibilities and that you will not engage in any other employment activities which would detract from or conflict with your ability to carry out your duties at Cerner. If you are a part-time associate, it is Cerner’s expectation that you will not engage in other employment activities that would detract from or conflict with your ability to carry out your part-time duties at Cerner.

5.	NEW PRODUCTS AND IDEAS.

With respect to New Products and Ideas that you develop, author, or conceive in whole or in part while employed at Cerner, plus for one year thereafter, you agree to keep accurate, complete and timely records of such New Products and Ideas, and will promptly disclose and fully describe such New Products and Ideas in writing to Cerner. You further agree to maintain all information respecting any New Products and Ideas as Confidential Information and shall not disclose such information to any party outside of Cerner without the express written approval of an officer of Cerner.

You agree to assign and transfer to Cerner, without further consideration, your entire right, title and interest in and to all such New Products and Ideas including any patents, copyrights, trade secrets and other proprietary rights in the same. You waive any and all moral rights and similar rights of copyright holders in other countries, including but not limited to rights of attribution and integrity, which you would otherwise have in any New Products and Ideas.

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You agree to execute promptly at Cerner’s expense, a written assignment of title to Cerner, and all letters (and applications for letters) of patent and copyright, in all countries, for any New Products or Ideas required to be assigned by this Agreement. You also agree to assist Cerner or its nominee in every reasonable way (at Cerner’s request and expense, but at no charge to Cerner), both during and after your time of employment at Cerner, in vesting and defending title to the New Products and Ideas in and for Cerner, in any and all countries, including the obtainment and preservation of patents, copyrights, trade secrets and other proprietary rights.

This Section does not apply to your new products and ideas which do not relate directly to the business of Cerner, and which are developed entirely on your own time.

6.	PRIOR INVENTIONS.

Any and all patented and unpatented inventions, new products and ideas which you made prior to your employment by Cerner are excluded from the scope of this Agreement and are documented on Attachment V, Inventory of Prior Inventions.

7.	NON-COMPETITION AND NON-SOLICITATION

For a period of two (2) years after the voluntary or involuntary termination of your employment with Cerner:

A.	You will tell any prospective new employer, prior to accepting employment that this Employment Agreement exists.

B.

If you have worked for Cerner in a sales capacity, you will not provide services to any Conflicting Organization in connection with the marketing, sale or promotion of any Conflicting Product to any person or organization upon whom you called or whose account you supervised on behalf of Cerner any time during the last three (3) years of your employment by Cerner.

C.

If you have not worked for Cerner in a sales capacity during the last three years of your employment by Cerner, you will not provide services directly or indirectly related to your employment at Cerner to any Conflicting Organization in the United States or in any country in which Cerner has a business interest. However, you may accept employment with a large Conflicting Organization whose business is diversified, and with a portion of its business that is not a Conflicting Organization, provided that Cerner, prior to your acceptance of such employment, shall receive separate written assurances satisfactory to Cerner from such Conflicting Organization and from you that you will not render services directly or indirectly in connection with any Conflicting Product.

D.

Notwithstanding the foregoing, nothing contained in this Paragraph 7 shall prohibit you (after your termination of employment with Cerner) from taking a position with a general consulting organization whose only Conflicting Product is the provision of consulting services to the healthcare industry, so long as you personally do not thereby provide or assist in providing consulting services to a Client with respect to any Cerner product, process or service or any Conflicting Product.

E.

You agree not, on behalf of yourself or on behalf of any other person, entity, or organization, to employ, solicit for employment, or otherwise seek to employ or retain any Cerner associate or employee, or any employee of a Cerner client company, or in any way assist or facilitate any such employment, solicitation, or retention effort.

8.	POST-TERMINATION PAYMENTS BY CERNER.

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If you are unable to obtain employment within three (3) months after termination of your employment at Cerner due solely to the non-competition restrictions imposed on you by Paragraph 7 of this Agreement, the provision of Paragraph 7 shall continue to bind you only so long as Cerner shall make to you monthly payments equivalent, on an annualized basis, to your average earnings during the last three years of your Cerner employment (or of your average Cerner earnings, if you were employed fewer than 3 years), for each month of such unemployment.

You will, during each month of such unemployment, make conscientious and aggressive efforts to find employment. You will also, within ten days after the end of each calendar month, give Cerner a detailed written account of your efforts to obtain employment. In your monthly written account, you will identify each Conflicting Organization with which you have sought employment.

Cerner shall, at Cerner’s option, be relieved of making a monthly payment to you for any month during which you fail to seek employment conscientiously and aggressively, and to account to Cerner as described above.

Cerner is obligated to make such payments to you upon your fulfillment of the conditions set forth above beginning in the 4th month of your unemployment and continuing for the following twenty (20) consecutive months (for a total of 21 monthly payments), unless Cerner gives you:

A.	Written permission to accept available employment, or

B.	A written release from the non-competition obligations set forth in Paragraph 7 of this Agreement.

9.	PUBLICITY RELEASE.

You consent and agree to the use of your name, voice and picture (including but not limited to use in still photographs, videotape and film formats, and both during and after your period of employment at Cerner) for advertising, promotional, public relations, and other business purposes (including its and their use in newspapers, brochures, magazines, journals and films or videotapes) by Cerner.

10.	CERNER PROPERTY.

You understand that you may be assigned various items of Cerner property and equipment to help you carry out your Cerner responsibilities. When such property or equipment is issued, you will formally acknowledge receipt of it and will take all reasonable precautions and actions necessary to safeguard. and maintain it in normal operating condition. You further agree to accept financial responsibility for damage or wear to the property and equipment you are issued beyond that associated with normal business use. You will notify Cerner immediately of any such damage or loss. If your employment with Cerner terminates (for any reason), you will immediately return to Cerner all property and equipment which you have been issued or which otherwise belongs to Cerner, including any laptops, computer equipment, wireless telephone, pagers and/or other computer or communication devices provided to you by Cerner. You further agree that Cerner may, at its discretion, deduct from your paycheck(s), including your final paycheck, the replacement cost of any such equipment or devices provided to you that are not immediately returned to Cerner upon your termination of employment and you agree to repay Cerner any outstanding balance owed within 30 days of your employment termination.

11.	SYSTEMS AND PHYSICAL SECURITY.

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You understand the importance of both systems and physical security to the daily operations of Cerner and to the protection of business information. You will, therefore, comply with and assist in the vigorous enforcement of all policies, practices, and procedures which may be developed to ensure the integrity of Cerner systems and facilities. Further, you understand that willful violation of such policies, practices, and procedures may result in termination of your employment.

12.	PRIOR EMPLOYMENT RELATIONSHIPS AND OBLIGATIONS.

By accepting employment with Cerner, you represent to Cerner that you are not subject to any non-competition or confidentiality agreements that your employment and activities at Cerner would violate. You also represent and agree that you will not disclose to Cerner, or induce Cerner to use, any proprietary or confidential information belonging to any previous employer or to others.

13.	REMEDIES.

By signing this Agreement, you agree that the promises you have made in it are of a special nature, and that any breach, violation or evasion by you of the terms of this Agreement will result in immediate and irreparable harm to Cerner. It will also cause damage to Cerner in amounts difficult to ascertain. Accordingly, Cerner shall be entitled to the remedies of injunction and specific performance, as well as to all other legal and equitable remedies which may be available to Cerner.

14.	INDEMNIFICATION.

You agree to indemnify and hold Cerner harmless from and against any damages, liability, actions, suits or other claims arising out of your breach of this Agreement.

15.	MODIFICATION.

This Agreement may not be modified in any respect, except by a written agreement executed by you and Cerner. However, Cerner may from time to time publish and adopt supplementary policies with respect to the subject matter of this Agreement, and you agree that such supplementary policies shall be binding upon you.

16.	NOTICES.

Any notice required or permitted to be given pursuant to the terms of the Agreement shall be sufficient if given in writing and if personally delivered by receipted hand delivery to you or to Cerner, or if deposited in the United States Mail, postage prepaid, first class or certified mail, to you at your residence address or to Cerner’s Corporate headquarters address or to such other addresses as each party may give the other party notice in accordance with this Agreement.

17.	TERM OF THIS AGREEMENT.

This Agreement begins as noted above and will continue in perpetuity, even though your employment can be terminated by you or by Cerner as described elsewhere herein.

18.	GOVERNING LAW: JURISDICTION.

This Agreement will be governed by, construed, interpreted, and its validity determined, under the laws of the State of Missouri. You and Cerner each hereby irrevocably and unconditionally submits to the nonexclusive jurisdiction of any Missouri state court or federal court of the United States of America sitting in Kansas City, Missouri and any

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appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement.

19.	SEVERABILITY.

If any provision of this Agreement is held to be unenforceable, then this Agreement will be deemed amended to the extent necessary to render the otherwise unenforceable provision, and the rest of this Agreement, valid and enforceable.

20.	ENTIRE AGREEMENT AND PRIOR AGREEMENTS.

You hereby acknowledge receipt of a signed counterpart of this Agreement and acknowledge that it is your entire agreement with Cerner concerning the subject matter. This Agreement cancels, terminates, and supersedes any of your previous oral or written understandings or agreements with Cerner or with any officer or representative of Cerner with respect to your employment with Cerner.

21.	SUCCESSORS.

This Agreement shall be binding upon Cerner’s successors and assigns. This Agreement shall also be binding upon your heirs, spouse, assigns and legal representatives.

This Employment Agreement is executed this 6th day of August, 2001.

/s/ Travis Dalton
Associate

Cerner Corporation

/s/ Krista Head
Cerner Human Resources

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APPENDIX A

DEFINITION OF TERMS

CERNER CORPORATION and CERNER mean Cerner Corporation, the Delaware corporation. The terms also cover all of Cerner Corporation’s parent, subsidiary and affiliate corporations and business enterprises, both presently existing and subsequently created or acquired. Such affiliate corporation may be directly or indirectly controlled by Cerner or related to Cerner by equity ownership.

CLIENT means any actual or potential customer or licensee of Cerner.

CONFIDENTIAL INFORMATION means Cerner, Client and Vendor trade secrets. It also means other Cerner, Cerner Associate, Client, and Vendor information which is not generally known, and is proprietary to Cerner Corporation or to Cerner Associates, Clients, and Vendors. It includes, but is not limited to, research, design, development, installation, purchasing, accounting, marketing, selling, servicing, finance, business systems, business practices, documentation, methodology, procedures, manuals (both internal and user), program listings, source codes, working papers, Client and Vendor lists, marketing and sales materials not otherwise available to the general public, sales activity information, computer programs and software, compensation plans, your personal compensation, performance evaluations, patient information and other client-related data, and all other non-public information of Cerner and its Associates, Clients, and Vendors.

CONFLICTING ORGANIZATION means any person or organization engaged (or about to become engaged) in research, development, installation, marketing, selling, or servicing with respect to a Conflicting Product.

CONFLICTING PRODUCT means any product, process or service which is the same as, similar to, or competes with any Cerner product, process or service with which you worked during the last three years of your employment by Cerner, or about which you have acquired Confidential Information.

NEW PRODUCTS AND IDEAS means discoveries, computer programs, improvements, works of authorship, designs, methods, ideas and products (whether or not they are described in writing, reduced to practice, patentable or copyrightable) which results from any work performed by you for Cerner, or involve the use of any Cerner equipment, supplies, facilities or Confidential Information, or relate directly to the business of Cerner, or relate to Cerner’s actual or demonstrably anticipated research or development.

OTHER ASSISTANCE PROGRAMS means programs that Cerner may pay or reimburse you for certain reasonable costs incurred and also provide for Cerner’s recovery of such amounts as specified in the policies of such Other Assistance Programs, as may be amended from time to time. Other Assistance Programs include, but are not limited to: tuition assistance, specialty external training, and immigration assistance. Cerner reserves the right to establish future assistance programs and designate such programs as Other Assistance Programs for purposes of inclusion under paragraph 2.C. of this Agreement.

VENDOR means any actual or potential licensor, supplier, contractor, agent, consultant or other purveyor of products or services to Cerner.

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APPENDIX B

SUMMARY OF ATTACHMENTS

The following documents, if noted, are incorporated as attachments to this Employment Agreement.

Included	Not Included	Attachment	Description
X		I	Original Offer Letter
		II	Offer Letter Amendments
X		III	Termination Statement
X		IV	Sales Associate Provisions
		V	Inventory of Prior Inventions

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ATTACHMENT III

TERMINATION STATEMENT

I represent that I have complied with all the provisions of the Cerner Associate Employment Agreement entered into between Cerner Corporation and me on the                              day of                             ,             , in that:

1.

I have not improperly disclosed or otherwise misused any of the Confidential Information covered by such Agreement. I shall continue to comply with all the continuing terms of the Agreement, including but not limited to the non-disclosure and (for the required term) non-compete provisions, and also including but not limited to the reporting of any New Products and Ideas conceived or made by me as covered by the Agreement.

2.

I do not have in my possession, nor have I taken with me or failed to return, any records, plans, information, drawings, designs, documents, manuals, formulae, statistics, correspondence, client and vendor lists, specifications, blueprints, reproductions, sketches, notes, reports, proposals, or other documents or materials, or copies of them, or any equipment (including any laptops, computer equipment, wireless telephone, pagers and/or other computer or communication devices provided to you by Cerner), credit cards or other property belonging to Cerner or its Clients or Vendors. I have returned to Cerner (or will return within 10 calendar days or earlier if requested by Cerner) all material and information compiled or received by me during the term of such employment. I have returned (or will return within 10 calendar days or earlier if requested by Cerner) all Confidential Information, as specified by such Agreement, and all correspondence and other writings. I have returned (or will return within 10 calendar days or earlier if requested by Cerner) all keys and other means of access to Cerner’s premises.

3.

I understand and agree that, with regard to all provisions of this Agreement relating to non-disclosure, non-solicitation, and confidentiality of information, such provisions shall not cease as of this termination but shall continue in full force and effect in perpetuity or as otherwise indicated within this Agreement. In compliance with the Agreement, I shall continue to preserve as confidential all Confidential Information as defined in the Agreement.

Associate

Date

Termination Date

Cerner Corporation

By

Title

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ATTACHMENT IV

SALES ASSOCIATE AND CERNER CONSULTING PROVISIONS

The following provisions are incorporated into this Employment Agreement for all associates who are responsible for sales activities related to Cerner products and certain associates in the Cerner Consulting group.

Should my employment by Cerner Corporation terminate for any reason, I understand and agree that:

1.

Cerner reserves the right to offset any advances made to me against commissions or other amounts which I owe to Cerner, against available but unpaid salary, commissions payable, accrued vacation, expense reimbursement, or any other forms of compensation or reimbursement which may be owed to me. Any such offsets will be clearly documented by Cerner before they are processed. In addition, I agree that I will pay to Cerner the amount of any remaining balance owed to Cerner Corporation after the foregoing deductions, within 30 days of the end of my employment.

2.

Any commissions to which I might otherwise be entitled will be payable to me only if the associated contract for products or services has been completed and fully executed by both parties, and if all deposit monies related to such contract have been paid in full by the client and received by Cerner prior to my last date of employment, in accordance with the terms of my Cerner Performance Plan. Cerner will not unreasonably delay or withhold execution of such contracts for the purpose of avoiding a commission payment to me, if it would otherwise be due.

3.

Commissions, bonuses or other incentive-based compensation which may have accrued but are not payable as of my termination date because of the payment schedule defined for such compensation in the related Cerner Performance Plan will be paid to me according to the provisions of such Plan. Such payment will be subject to the offsets described in item 1 above and will apply only to items otherwise payable within one year following my termination date.

Associate

Date

Termination Date

Cerner Corporation

By

Title

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